Exhibit 11

11. Statement re computation of per share earnings

	Third Quarter Ended		Nine Months Ended
	June 30,		June 30,

	2001	2000	2001	2000

Net income in thousands	$4,086	$5,783	$16,099	$14,119

Weighted average shares outstanding	15,784,010	14,834,479	15,723,915	14,487,438

Assumed exercise of stock options, weighted average of incremental shares	640,824	1,290,676	756,821	1,405,326

Assumed purchase of stock under stock purchase plan, weighted average	23,638	88,498	51,045	70,602

Diluted shares – adjusted weighted-average shares and assumed conversions	16,448,472	16,213,650	16,531,781	15,963,366

Basic earning per share	$0.26	$0.39	$1.02	$0.97

Diluted earnings per share	$0.25	$0.36	$0.97	$0.88

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